FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                October 07, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, Re Output Statement
              dated October 07, 2003





7 October 2003


BRITISH ENERGY plc - SEPTEMBER OUTPUT STATEMENT


A summary of net output from all of British Energy's power stations in September is given in the table below, together with comparative data for the previous financial year:


                   2002/03      2002/03      2002/03     2002/03      2003/04      2003/04   2003/04     2003/04
                                             Year to     Year to                             Year to     Year to
                 September    September         Date        Date    September    September      Date        Date

               Output (TWh)        Load  Output (TWh)       Load   Output (TWh)       Load  Output (TWh)    Load
                                 Factor                   Factor                    Factor                Factor
                                    (%)                      (%)                       (%)                    (%)

UK -

Nuclear               4.19           61        30.33          72         5.70           83     33.25          79
UK - Coal             0.29           21         1.37          16         0.40           29      2.24          26

AmerGen
(50% owned)           1.75           98         9.67          89         1.77           99     10.62          98


OVERVIEW


The output figures for both the UK and AmerGen nuclear plant remain in line with plan.


UK - Nuclear


Planned Outages

  - A statutory outage continued at Hinkley Point B.
  - A refuelling outage was carried out on one reactor each at Heysham 1 and Hartlepool.
  - Low load refuelling was carried out on both reactors at Heysham 2 and on one reactor each at Hunterston B and Torness.


CONTACTS

John MacNamara            01355 262 574                (Media Enquiries)

Paul Heward               01355 262 201                (Investor Relations)


Find this News Release on our web-site: www.british-energy.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 07, 2003                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations